April 23, 2013

Via Edgar

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	New Residential Investment Corp.
Form 10-12B/A
Filed April 9, 2013
File No. 001-35777

Dear Mr. McTiernan:

On behalf of New Residential Investment Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated April 17, 2013 (the “Comment Letter”), relating to Amendment No. 4 to the Company’s Registration Statement on Form 10-12B (001-35777) that was filed on April 9, 2013 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 5 to the Registration Statement (the “Revised Registration Statement”), including, as Exhibit 99.1, a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Revised Registration Statement and the Information Statement against the April 9, 2013 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Information Statement.

Mr. Michael McTiernan

Securities and Exchange Commission

April 23, 2013

General

1.	The acknowledgements set forth in your response letter dated April 9, 2013 must be signed by an authorized officer of the company and not by counsel. Please resubmit them with your next amendment.

Attached hereto as Annex A is a letter signed by an authorized officer of the Company, which includes the requested acknowledgments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

2.	Please expand the second paragraph on page F-2 to explain further why you have included an adjustment for interest income and expense related to Agency RMBS, but have not included income statement adjustments for other investments. Please clarify that the equity method investments are in newly formed entities with no historical operations. Also, specifically clarify why you have not made an adjustment for interest income and expense related to non-Agency RMBS as opposed to Agency RMBS.

The Company has expanded its disclosure to explain (i) why it made certain adjustments to its pro forma statement of operations, and (ii) why it did not make other adjustments.

In addition, the Company respectfully informs the Staff that it has now included the interest expense related to repurchase agreements financing certain non-Agency RMBS, which were entered into subsequent to the April 9, 2013 filing. The Company did not enter into any repurchase agreements to finance non-Agency RMBS between December 31, 2012 and the April 9, 2013 filing.

Finally, the Company has expanded its disclosure to clarify that its equity method investments are in newly formed entities with no historical operations. The Company’s expanded disclosure is included on page 26-27 and F-2 and is set forth below for ease of reference.

The unaudited pro forma condensed consolidated balance sheet and statement of operations reflect the historical information of New Residential with certain adjustments. The unaudited pro forma condensed consolidated balance sheet has been adjusted to give effect to all of the transactions described below as if each had occurred on December 31, 2012. The unaudited pro forma condensed consolidated statement of operations only includes adjustments to reflect: (i) interest income from the contributed Agency RMBS; (ii) interest expense from the financing of Agency RMBS; and (iii) interest expense from the financing, subsequent to December 31, 2012, of certain non-Agency RMBS, in each case as if the transactions giving rise to (i), (ii) and (iii) had occurred on January 1, 2012. Accordingly, the unaudited pro forma condensed consolidated statement of operations excludes adjustments for (i) earnings from investments in equity method investees, (ii) interest income from investments in non-Agency RMBS and (iii) interest income from investments in residential mortgage loans.

Mr. Michael McTiernan

Securities and Exchange Commission

April 23, 2013

New Residential’s decision to include or exclude an adjustment in the unaudited pro forma condensed consolidated statement of operations was based on whether such adjustment would be factually supportable and historically based, as set forth in more detail below.

With respect to Agency RMBS, Newcastle held substantial investments in Agency RMBS during the entire period covered by the pro forma statement of operations. Although Newcastle did not own the exact securities contributed to New Residential for the entire period presented, management considers Agency RMBS to be fungible because, among other factors, they are guaranteed by the U.S. government and thus have consistent credit characteristics. As a result, New Residential determined that adjustments related to these securities are factually supportable.

In contrast to Agency RMBS, the yields of non-Agency RMBS and residential mortgage loans can have significant variances as a result of differences in the collateral and credit characteristics of each asset. Newcastle did not hold the specific non-Agency RMBS or residential mortgage loans contributed to New Residential during the entire period presented, and Newcastle does not have records relating to the performance of these assets prior to their acquisition. As a result, management believes that adjustments for the interest income from the non-Agency RMBS and residential mortgage loans would not be factually supportable.

The investments in equity method investees were made in newly formed entities with no historical operations. Neither New Residential nor Newcastle owned any of the underlying excluded investments prior to their acquisition by the investee entities. Furthermore, the underlying loans were not serviced by an affiliate of New Residential’s manager prior to their acquisition. As a result, Newcastle does not have records relating to the performance of these loans prior to the acquisition of the related investments. In addition, the composition of the loan pools and the loans underlying the Excess MSRs and consumer loan investee necessarily differ from the composition of the respective pools during the period covered by the pro forma statement of operations due to prepayment and default activity prior to acquisition. As a result, an adjustment related to these investees was not considered factually supportable.

* * *

Mr. Michael McTiernan

Securities and Exchange Commission

April 23, 2013

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact the undersigned, Richard Aftanas, at (212) 735-4112, Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Richard Aftanas

Annex A

April 23, 2013

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	New Residential Investment Corp.
Form 10-12B/A
Filed April 9, 2013
File No. 001-35777

Dear Mr. McTiernan:

In response to the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated April 17, 2013, in connection with the above-captioned Registration Statement on Form 10-12B (001-35777) (the “Registration Statement”) of New Residential Investment Corp. (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact our counsel, Richard Aftanas, at (212) 735-4112, Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Very truly yours,

/s/  Cameron MacDougall

      Secretary

cc:	Richard Aftanas
Joseph Coco
Michael Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP